Offering Statement for Fresh Kills Inc. ("Fresh Kills, inc")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   Fresh Kills Inc.

   261 Hudson Street

   New York, NY 10003

Eligibility

2. The following are true for Fresh Kills Inc.:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   Jennifer Esposito

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/12/2021	Present	Fresh Kills, Inc	CEO/Chairman of the Board
01/01/1995	08/12/2021	Freelance	Actor

   Short Bio: Jennifer Esposito's breakout role came in 1990 in Spike Lee's SUMMER OF

SAM. Esposito's career has spanned over 25 years. She has appeared in over 70 films and television productions, most notably the Academy Award-WInning film CRASH. Where she received a SCREEN ACTORS GUILD AWARD, CRITICS CHOICE AWARD, AND A HOLLYWOOD FOREIGN PRESS AWARD for Best Ensemble. Other notable films include, DON'T SAY A WORD and WELCOME TO COLLINWOOD by the RUSSO BROTHERS. Some of her TV work includes, SPIN CITY, SAMANTHA WHO, BLUE BLOODS, THE AFFAIR and THE BOYS. Most recently she can be seen on NORA FROM QUEENS WITH AWKWAFINA and just completed working on Ray Romano's directorial debut, currently untitled. Early education was at The Lee Strasberg Theatre Institute, where she retuned to teach acting years later. She also taught workshops at LaGuardia High School and Bilingual Acting Studio in Paris. Esposito is also a New York Times best-selling author on a book she wrote about celiac disease in 2010. Jennifer has also been a passionate activist in supporting female stories, equal opportunity, equal pay and creating safe spaces for women on and off the screen.

Name
Christine Crokos

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/21/2021	Present	Fresh Kills, Inc	President/Director
01/01/2013	01/01/2020	Apollo Films LLC	Director/Writer
01/01/2020	08/21/2021	Freelance	Director/Writer

Short Bio: Born and raised in Brooklyn, Christine moved to Los Angeles and attended USC Film School. After graduating she immediately began working for some of Hollywood's major Studios such as Warner Brothers and Universal Pictures. In 2018, Christine's female driven feature, "PIMP", produced by Lee Daniels, starring Keke Palmer premiered at the Tribeca Film Festival and now playing on Showtime and BET. Her next feature film is a biopic on World Cup goalkeeper champion Hope Solo.

Name
Alexis Varouxakis

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2017	10/01/2021	Rhea Films, LLC	Head of Production/
12/01/2012	10/01/2021	1821 Pictures, inc	COO/Producer
01/01/2020	Present	Adrenaline Entertainment	Founder, Producer
08/19/2021	Present	Fresh Kills, Inc	CFO, Director

Short Bio: Alexis Varouxakis is a film producer and film executive with over 20 years of experience in the motion picture industry and is the founder of Adrenaline Entertainment, which produces independent feature films. Prior to Adrenaline Entertainment, Alexis produced and served in a producing role on a diverse array of award-winning feature films including: GOOD TIME, directed by the Safdie brothers and starring Robert Pattison, which was nominated for the prestigious Palm d'Or award from the Cannes International Film Festival; ARKANSAS, starring Liam Hemsworth, Vince Vaughn and John Malkovich; BLOOD, directed by Brad Anderson, starring Michelle Monaghan; RUN THE TIDE starring Taylor Lautner; and PIMP, written and directed by Christine Crokos, executive produced by Lee Daniels, starring Keke Palmer and rapper DMX. Prior to Adrenaline Entertainment, Alexis served as the Head of Production of Rhea Films, the production and advisory entity of The Hercules Film Fund. The Hercules Film Fund has financed or co-financed multiple high-profile films including: AMERICAN MADE, directed by Doug Liman, starring Tom Cruise, and released worldwide by Universal; the upcoming film, BRUISED, an official selection of the 2020 Toronto International Film Festival, directed by and starring Halle Berry in her directorial debut, to be released by Netflix in 2021; A SIMPLE FAVOR, directed by Paul Feig, starring Anna Kendrick and Blake Lively, and released worldwide by Lionsgate; and UNICORN STORE, directed by Academy Award-winner Brie Larson and starring Larson and Samuel L. Jackson. Alexis also served as the Chief Operating Officer and a producer at the film financing/production company 1821 Pictures. 1821 Pictures has produced or financed/co-financed numerous films including Paul Weitzes' Golden Globe-nominated comedy, GRANDMA, which was an official Sundance Film Festival selection, and SWING VOTE starring Kevin Costner. Alexis is fluent in four languages and holds a Master's Degree (MA) in Arts Management and a Bachelor (BSc) in Economics from London's City University Business School. Linkedin: https://www.linkedin.com/in/alexisvarouxakis/

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Jennifer Esposito (Fresh Kills LLC)

Securities:	1,350,000
Class:	Common Stock
Voting Power:	40.0%

Christine Crokos (Fresh Kills LLC)

Securities:	675,000
Class:	Common Stock
Voting Power:	20.0%

Alexis Varouxakis (Fresh Kills LLC)

Securities:	675,000
Class:	Common Stock
Voting Power:	20.0%

Horizon Fintex

Securities:	675,000
Class:	Common Stock

Voting Power: 20.0%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Fresh Kills Inc. is a Delaware corporation incorporated on August 12, 2021, that owns the original screenplay "FRESH KILLS", written, to be directed and produced by Jennifer Esposito (Summer of Sam, Crash, Blue Bloods). The Company seeks to engage with the public and make history by becoming one of the first (to our knowledge) crowd-based feature films that allow the public to own a stake in a feature film. This effectively creates an alternative source of financing to the traditional Hollywood model, and it allows the public to have a say into what content is created. In mobilizing the public to take part in such a venture, we are pushing forward character driven stories from different underrepresented voices forward. By getting the public personally involved in the film, it brings a built-in awareness for the picture and its success. More than just a feature film, FRESH KILLS hopes to pave a road for filmmakers to seek an alternative and innovative funding path than traditional Hollywood funding practices. Practices that don't always support the voices of all artists, such as women, minorities, and other underserved communities. The Company believes the world only benefits from everyone being represented. The Company also intends to allocate at least five percent (5%) of its profits in investments in films made by women (the "Women Produced Films Commitment").

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in Fresh Kills Inc. speculative or risky:

1. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's

employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

5. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

6. The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The independent film market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

7. Our Company may not be of interest to the market. If there is limited public interest in the development of the Company and its projects, it would negatively impact our future success. It is possible that the proposed FRESH KILLS film cannot be developed as

intended or, if developed, is not of interest to the general public. We may face issues outside our control in the motion picture industry that may impact both the commercial success of our project and the public general interest including, but not limited to, the quality and acceptance of other competing films released into the marketplace at or near the same time, viewer tastes, general economic factors, other tangible and intangible factors and viewer tastes, trends and preferences frequently change and are notoriously difficult to predict, all of which can change and cannot be predicted with certainty.

8. Since the Company has no present source of revenues, we are dependent upon this Offering to carry out our business plans. Other than our ownership of the original screenplay "FRESH KILLS", we currently do not own any assets. As further described elsewhere in this Offering Statement, we plan to use the proceeds from this Offering to develop and produce the motion picture FRESH KILLS. Therefore, if this Offering is not successful or we are not successful in securing other financing, we may never develop and produce our film project which would materially alter our business plans and ability to generate any future revenue.

9. We lack an operating history and there is no assurance our future operations will result in profitable revenues. We are subject to all risks inherent to the creation and formation of a new business, including the absence of a history of operations in its current formation and minimal net worth. Although our Director Jennifer Esposito has been a successful actor for over 25 years, this will be her first in the role of a film director. The success of the film will depend partly upon the ability of our Producers / Director Team and other crew to produce a film of exceptional quality at a low cost that can compete in appeal with other films of the same genre. There is no guarantee we will be successful in this endeavor, and if we fail to make FRESH KILLS successful, it will harm the value of your investment.

10. Investment in the film industry is highly speculative and inherently risky. There can be no assurance of the economic success of any motion picture since the revenues derived from the production and distribution of a motion picture depend primarily upon its acceptance by the public, which cannot be predicted. The commercial success of a motion picture also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, general economic factors, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. The entertainment industry in general and the motion picture industry in particular are continuing to undergo significant changes, primarily due to technological developments and most recently the COVID outbreak. Although these developments have resulted in the availability of alternative and competing forms of leisure time entertainment, such technological developments have also resulted in the creation of additional revenue sources through licensing of rights to such new media, and potentially could lead to future reductions in the costs of producing and distributing motion pictures. Due to the rapid growth of technology, COVID outbreak, shifting consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of feature-length motion pictures.

11. We may not be able to protect all our intellectual property. Our profitability may depend in part on our ability to effectively protect our intellectual property that being the original entertainment content in FRESH KILLS and our ability to operate without inadvertently infringing on the proprietary or other rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties is time-consuming and expensive and certain countries may not even recognize our intellectual property rights. Any litigation protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition regardless of the outcome of such litigation.

12. The Company's expenses will significantly increase as it seeks to execute its current business model. Although the Company estimates that it has enough runway until end of year, it will be ramping up cash burn to promote revenue growth, further develop

R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

13. The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

14. The financial statements include a "going concern" note. As shown in the accompanying financial statements, the Company incurred a net loss of $402 during the period ended August 31, 2021 The Company is newly formed and has not generated revenue from operations. The Company will require additional capital until revenue from operations are sufficient to cover operational costs. If the Company is unable to raise sufficient capital to meet its operational needs, it is unlikely the Company will be successful.

15. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

16. Entertainment projects can be risky, and often budgets run over. The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution and marketing of content can require large capital investments. Developing and monetizing entertainment projects such as movies usually require significant capital investment, and projects are frequently more expensive than anticipated, leading to budget over-run. Even with adequate funding, the project may fail to gain traction with viewers. Additionally, COVID-19 has increased the risk of entertainment projects running over budget if the filming or production needs to be paused or completely stopped due to COVID-19 outbreaks among the film and production staffs. If the production or filming is stopped due to COVID-19, acts of God or other factors, it is it is likely that the expected revenue of the Company will delayed. Additionally, it is possible that such events could lead to the abandonment of the film project altogether. In the case of either event, it is likely to result in a material negative impact on the value of your investment in our Company.

17. Even if the movie is successful, it is likely to take a long time for us to realize profits. The process of making money and realizing profit in the entertainment business is slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial and is often measured in years. Investors should be aware that even if the movie is successful, they may not see a return on their investment for a long time.

18. Domestic and international theatrical distribution is very competitive and dominated by major studio distributors. Domestic and international theatrical distribution is very competitive. A substantial majority of the motion picture screens in the United States typically are committed at any one time to multiple films distributed nationally by major studio distributors that can command greater access to available screens. Although some theaters specialize in exhibiting independent motion pictures and art-house films, there is intense competition for screen availability for these films as well. The number of motion pictures released theatrically in the United States also has increased in recent years, which has increased competition for exhibition outlets and audiences. We may sell to a streamer or other online platform including VOD, SVOD, AVOD and not have a theatrical release at all.

19. Our business involves risks of liability claims for entertainment content, which could adversely affect our business, results of operations and financial condition. As an owner and distributor of entertainment content, we may face potential liability for: (1) defamation; (2) invasion of privacy; (3) right of publicity or misappropriation; (4)

actions for royalties and accounting; (5) breach of contract; (6) negligence; (7) copyright or trademark infringement; and (8) other claims based on the nature and content of the materials produced and distributed. These types of claims have been brought, sometimes successfully, against broadcasters, producers and distributors of entertainment content. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business, results of operations and financial condition.

20. We have not entered into any distribution agreements. We have not entered into any distribution agreements as of the date of this Offering. Therefore, the sale of our film is not assured at the present time and is dependent upon its acceptance in the marketplace by buyers and distributors at the time we market it, as well as the state of the market and competition for distribution outlets at that time.

21. We face competition for a finite amount of domestic and foreign markets from existing independent feature film production companies. Almost all of our competitors have greater financial and other resources than we have. The motion picture industry is intensely competitive. Competition comes from companies within the same business and companies in other entertainment media that create alternative forms of leisure entertainment. We will be competing with the major film studios that dominate the motion picture industry. Some of these companies include: Twentieth Century Fox; Warner Bros. including Turner, New Line Cinema and Castle Rock Entertainment; Viacom's Paramount Pictures; Vivendi Universal's Universal Studios; Sony Corp.'s Sony Pictures including Columbia and TriStar; Walt Disney Company's Buena Vista, Touchstone and Miramax and Metro-GoldwynMayer including MGM Pictures, UA Pictures, Orion and Goldwyn. We will also compete with numerous independent motion picture production companies, television networks, and pay television systems, for the acquisition of literary properties, the services of performing artists, directors, producers, and other creative and technical personnel, and production financing. Nearly all of the companies we will compete with are organizations of substantially larger size and capacity, with far greater financial and personnel resources and longer operating histories, and may be better able to acquire properties, personnel and financing, and enter into more favorable distribution agreements. In addition, our film will compete for audience acceptance with motion pictures produced and distributed by other companies. Our success is dependent on public taste, which is both unpredictable and susceptible to rapid change. In order to be competitive, we must create a motion picture of aesthetic and narrative quality comparable to the films of the major film studios that appeals to a wide range of public taste both in the United States and abroad. Also, we plan on exploiting similar methods of distribution available to motion pictures. If we are unable to effectively compete with either the smaller or larger competition, our ability to earn revenue will be compromised and we may have to cease doing business. As a result, investors in us could lose their entire investment. The Company's competitors are rapidly changing and may be well capitalized and financially stronger. Our competitors could reproduce the company's business model without significant barriers to entry.

22. Natural disasters and other events beyond our control could materially adversely affect us. Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control and could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Our business model involves the financing of a movie and other content. To the extent, the entertainment industry is impacted by either the ability to create new content (e.g., the halting of production) or the ability to monetize the content (e.g., theater sales), our business prospects could be severely hampered. In addition, as an early-stage startup, we rely on investments to fund our operations. To the extent our investment flow is interrupted by disasters and/or the effect the have on the economy, our ability to maintain operations could be severely hampered.

23. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan,

China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, its impact on the global economy as well as the impact on our current and potential investors, customers, employees, vendors, and industry events, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to further limit operations and/or substantially modify our business practices. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly. If a member of our cast or crew contacts COVID during production of the film this may result in the provisional or permanent shutdown of production which could result in the film running over budget or result in the abandonment of production which would mean that no revenue could be earned for the Company.

24. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

25. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

26. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

27. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

28. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

29. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

30. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

31. The amount of additional financing needed by Company will depend upon several

contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

32. *There is no present public market for these Securities and we have arbitrarily set the price.*

   The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

33. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

34. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Fresh Kills Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $3,500,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

   The majority of the funds are planned to be used to produce the film which involves shooting, editing and other post-production. We also aim to use some portion of the funds for administrative and offering costs.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$171,500
Movie Production & Administrative expenses	$9,510	$3,195,600
Offering Expenses	$0	$95,000
Annual Exchange Fee	$0	$12,500
Annual Compliance & Filing Fees	$0	$25,400
Total Use of Proceeds	**$10,000**	**$3,500,000**

10. How will the issuer complete the transaction and deliver securities to the investors?

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Fresh Kills Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

    We are issuing Securities at an offering price of $1 per share.

14. Do the securities offered have voting rights?

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	3,375,000	Yes	The holders of Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.
Preferred Stock	750,000	0	Yes	The Preferred Shares shall vote with the Common Stock on an as converted basis.
Series A Convertible Preferred Stock	4,250,000	0	Yes	Dividends; The Board of Directors of the Corporation may declare dividends on the issued and outstanding shares of Series A Convertible Preferred Stock as the board may determine, up to a maximum aggregate amount of $1.10 per share of Series A Convertible Preferred Stock, which Series A Convertible Preferred Stock dividend may be paid at one time, or in two or more portions, as determined by the board. The total Series A Convertible Preferred dividends as declared by the board at any time shall be appointed pro-rata to each share of Series A Convertible Preferred then issued and oustanding. Automatic Conversion; Upon the Corporation's payment of Series A Convertible Preferred dividends totaling the Series A Convertible Preferred preference to holders of all of the issued and outstanding Series A Convertible Preferred Stock (the "Conversion Event"), the Series A Convertible Preferred Stock shall automatically convert into shares of Common Stock. Number of Conversion Shares; Upon the occurrence of the Conversion Event, each share of Series A Convertible Preferred Stock fo which the Conversion Event has occured shall automatically be converted into shares of Common Stock at a conversion ratio of 0.2692

				share of Common Stock per share of Series A Convertible Preferred Stock being converted. Voting; The Series A Convertible Preferred Stock shall vote with the Common Stock on an as converted basis. For more information please see "CERTIFICATE OF DESIGNATIONS OF PREFERENCES AND RIGHTS OF SERIES A CONVERTIBLE PREFERRED STOCK OF Fresh Kills Inc.".

Options, Warrants and Other Rights

None.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

There is $300,000 in convertible debt outstanding that automatically converts into Common Stock at a 30% discount to the gross offering price per share of this Offering, if this Offering is completed. That conversion will dilute your ownership of the Company.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Company has granted a perpetual waiver of the transfer restrictions listed in the Company's bylaws for all Securities sold in this Offering.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the Securities was determined solely by Management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Not applicable.

25. What other exempt offerings has Fresh Kills Inc. conducted within the past three years?

Date of Offering:	08/2021
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$338
Use of Proceeds:	

Upon inception, the Company issued 3,375,000 shares of par value common stock to founders for cash.

Date of Offering:	09/2021
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Debt
Amount Sold:	$300,000
Use of Proceeds:	

Stratup expenses. The Notes will automatically convert into shares of Series A Convertible Preferred Stock ("Preferred Stock") of the Company on the date (the "Mandatory Conversion Date") of the closing of an initial public offering of equity or equity linked securities, including but not limited to tokens or common stock by the Company or completion of an offering of the Company's securities under Regulation Crowdfunding in the United States (a "Qualified Financing"). Upon such conversion and subject to any additional adjustments as may be required, the Notes will be converted into a number of shares of Preferred Stock of the Company determined by dividing the outstanding principal amount of the Note by the Conversion Price (the "Conversion Shares"). The Conversion Price shall be equal to 70% multiplied by the gross offering price per share of Common Stock or other security in the Qualified Financing, rounded to the nearest whole share.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    No.

Financial Condition of the Issuer

27. Does the issuer have an operating history?

    Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    Fresh Kills Inc. is a Delaware corporation incorporated on August 12, 2021 that owns the original screenplay "FRESH KILLS", written, to be directed and produced by Jennifer Esposito (Summer Of Sam, Crash, Blue Bloods). The Company seeks to engage with the public and make history by becoming one of the first (to our knowledge) crowd-based feature films that allow the public to own a stake in a feature film. The Company is in the business of producing the film, Fresh Kills. The film is planned to be produced independently of a major motion picture studio. That is, it is planned to be created and financed outside the major studios. However, the Company plans to seek leading distributors (including the distribution divisions of major studios) in the United States and abroad to obtain the widest possible distribution of the film and to maximize potential revenue sources. With this raise, most of the funds are planned to be used to produce the film which involves shooting, editing and other post-production. We also aim to use some portion of the funds for administrative and offering costs. The Company registered minimal operations for the period ended on August 31, 2021. Upon inception, the Company issued 3,375,000 shares of par value common stock to founders for cash. As of August 31, 2021, the company had $10,450 in total assets which consisted of cash and differed offering costs. For the same period, the total operating expenses amounted to $402 resulting in a $402 net loss. Subsequent to August 31, 2021, the Company received a $300,000 capital infusion in convertible note contracts via Reg D 506 (b) offering. Those convertible notes outstanding will automatically convert upon completion of this Regulation Crowdfunding Offering. In addition, on October 1, 2021, the Company executed a Standby Purchase Agreement whereby an investor agreed to purchase from the Company a $200,000 principal amount Convertible Note. The Company may enter into one or more Standby Purchase Agreements with certain investors whereby the investors who agree to buy $200,000 or more in shares of the Convertible Preferred. On September 1, 2021, approximately $50,000 of proceeds from the convertible note offering were used to purchase the original screenplay "FRESH KILLS". The Company currently has 3,375,000 shares issued and outstanding and 15,000,000 authorized. The Company believes that $1 per share is an appropriate value for its common stock.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

    See attachments:

    CPA Audit Report: auditreport.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an

agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

1. at the time of the filing of this offering statement bars the person from:
    1. association with an entity regulated by such commission, authority, agency or officer?
    2. engaging in the business of securities, insurance or banking?
    3. engaging in savings association or credit union activities?

2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Fresh Kills Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

    The following documents are being submitted as part of this offering:

    Governance:
    >   Certificate of Incorporation: certificateofincorporation.pdf
    >   Corporate Bylaws: corporatebylaws.pdf

    Opportunity:
    >   Offering Page JPG: offeringpage.jpg

    Financials:
    >   Additional Information: otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

    Once posted, the annual report may be found on the issuer's web site at: https://freshkillsfilm.com/

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.